Mail Stop 4561

      July 11, 2006
Eric Schmidt
Chief Executive Officer
Google Inc.
1600 Amphitheatre Parkway
Mountain View, California 94043

Re:	Google Inc.
	Form 10-K for the Fiscal Year Ended December 31, 2005
      Forms 10-Q for Fiscal Quarters Ended
		March 31, 2005, June 30, 2005, September 30, 2005
		and March 31, 2006
      Forms 8-K filed January 31, 2006 and April 20, 2006
Definitive Proxy Statement on Schedule 14A
Filed on March 31, 2006
File No. 000-50726

Dear Mr. Schmidt:

      We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. We note that you have filed a confidential treatment request, Control No. 18573. Please be advised that we are processing this request. Correspondence will follow under separate cover in the near future.


Form 10-K for the year ended December 31, 2005

Item 1.  Business, page 1
General
2. We note that you entered into a letter agreement with AOL on December 20, 2005 that established a commercial relationship between
Google and AOL. Please revise to provide a materially complete discussion of this agreement, including the rights and obligations of both parties and the plans for joint development of future products.
Also, disclose the duration of the agreement and the monetary arrangements agreed upon, including the arrangements made regarding advertising revenue. See Item 101(c)(1)(ii) of Regulation S-K. Overview, page 1
3. We note that "Google Network" is a defined term within your "Business" section. Please revise to define this term the first time it is used.
Our Advertisers, page 3
4. You disclose on page 3 that AdWords enables advertisers to "deliver relevant ads targeted to search queries or web content" and it "provides advertisers with a cost-effective way to deliver ads to customers across Google Sites and through the Google Network."
You
also disclose on page 10 that AdWords "enables advertisers to present ads to people when those people are looking for information related to what the advertiser has to offer." Please expand your disclosure to further describe how the Adwords program works in conjunction with your products and services, such as Google WebSearch, Google Groups,
Google Desktop and Gmail. In this regard, explain how advertisements of those participating in the AdWords Program are utilized in each of your products. Are advertisements from your AdWords program concentrated in Google WebSearch?

Products and Services, page 5

Google AdSense, page 11
5. Please expand your disclosure to further explain the AdSense for search program. For example, how do Google Network web sites present the ads of AdWords program participants? Is this program an adaptation of the AdWords program that allows advertisements to be displayed on the web sites of Google Network members? Are the Google
Network web sites that participate in the AdSense program required to use Google WebSearch on their sites? If they do not use Google WebSearch how does AdSense function? Examples may be helpful to further explain your product/service.
6. See the immediately preceding comment. Revise to further explain
AdSense for content and the concept of "serving relevant AdWords ads targeted to web content." Similarly, explain how your "automated technology analyzes the meaning of web content and serves relevant advertising." When viewing the web site of a Google Network member, how are AdWords` ads presented? As we previously noted, examples may be helpful to further explain this product/service.

Google Enterprise, page 12
7. We note that Google Search Appliance starts at $30,000 and
Google
Mini starts at $2,995. Please revise to more clearly differentiate these products.
Intellectual Property, page 15
8. We note your statement that "[a]s we face increasing competition, the possibility of intellectual property claims against us grows." It appears that you have been and are subject to claims in France, Germany, the United States, Israel, Italy and Austria. Please revise to discuss more than merely the "possibility" of such claims, and provide appropriate disclosure of these claims, as material.

Item 3. Legal Proceedings, page 38
9. For each of the claims discussed in this section, please provide all the information required by Item 103 of Regulation S-K, or provide us with an analysis as to why the requirements of this Item are not applicable. In addition, please discuss the class-action lawsuit in Arkansas, as discussed on page 49, or tell us why disclosure is not required.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 43

How We Generate Revenue, page 44
10. We note that Google Network members receive "most" of the advertiser fees. We also note that the "click-wrap" agreements contain provisions that require Google to share "a portion of the advertiser fees . . . ."  To the extent possible, please revise to quantify the terms "most" and "a portion" as it applies to your "uniform revenue share terms." You may quantify in terms of a percentage.

Revenue, page 48
11. You discuss "certain improvements in the monetization of traffic on [y]our web sites" on the top of page 49. Please revise to disclose a materially complete discussion of the referenced "improvements."
12. Your tabular analysis quantifies the increase in advertising revenue recognized from your web sites and Google network web sites separately. We note fluctuations in each sources contribution to total revenue over the three years presented. However, you discuss the reasons for the increase in advertising revenue on an aggregate basis. Tell us what consideration you gave to separate discussion of the reasons for the fluctuations in advertising revenue recognized from your web sites and network web sites. Tell us what consideration you gave to viewing separate discussion of the two web site revenue sources results as key variables or factors used to manage the business. If this information is material to investors, it would appear to be required disclosure pursuant to the Commissions` "Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations" Release No. 33-8350, Section III. B. 1.
13. We note your disclosure, "[t]he advertising revenue growth resulted primarily from increases in the total number of paid clicks and ads displayed through [your] programs, rather than from changes in the average fees realized." Tell us your consideration of disclosing the extent to which increases in revenues are attributable to increases in the number of paid clicks, ads displayed, changes in the average fees realized and the introduction of new programs (e.g.
the AdWords cost-per-impression program that you introduced in the second quarter 2005) pursuant to Regulation S-K, Item 303(a) (3)
(iii).
14. Your revenues appear to be significantly impacted by the total number of paid clicks and ads that are displayed through your programs. Tell us whether you consider the number of clicks and ads displayed to be key indicators of your financial condition and operating performance as addressed in SEC Release 33-8350, Section III.B.1. If so, tell us your consideration for disclosing such key indicators pursuant to this release.

Liquidity and Capital Resources, page 60
15. We refer you to the discussion of your statement of cash flows.
Rather than restating the information that is available on the face of the statement of cash flows, revise to also disclose the underlying drivers of the increased cash flows. For example, although you disclose that investing activities increased due to the purchases of marketable securities, capital expenditures and cash consideration used in acquisitions and other investments, it is unclear what drove the increase of each of these investing activities.
16. Please expand the discussion regarding your anticipated increase in investing activities in 2006. What is the basis for your belief that you will be increasing your investment in property and equipment, such as information technology infrastructure and land and buildings? Also, please revise to disclose whether you have any plans, proposals or arrangements to enter into any extraordinary transactions, such as acquisitions, other than those disclosed on pages 61 and 62.
17. We note that Google agreed to purchase a five percent indirect equity interest in AOL for $1.0 billion in cash. Please expand your liquidity section to address the impact of this expenditure. In this regard, we note that your existing cash, cash equivalents, marketable securities and cash generated from operations will be sufficient to satisfy your current and anticipated cash requirements through at least the next 12 months. Also, what consideration was given to including this expenditure in your "Contractual Obligations" table?
See Item 303(a)(5) of Regulation S-K.

Critical Accounting Policies and Estimates, page 63

Incentive Stock Options, "Disqualifying Dispositions", page 66
18. We note your disclosure, "[you] have applied the portfolio method to determine the portion of this benefit that is recorded as a reduction to [your] provision for income taxes as it is more practicable than the alternative individual award method."
Clarify
why you believe that the provisions of APB Opinion 25, Accounting for
Stock Issued to Employees, provide for a choice between these alternatives when accounting for the income tax benefit resulting from disqualifying dispositions. Additionally, clarify how applying the `portfolio method` complies with APB Opinion 25, paragraph 17, considering you have six stock option plans active at December 31, 2005.

Consolidated Statements of Income, page 74
19. Tell us what consideration you have given to the two-class method for computing basic and fully diluted earnings per share for each of your issued and registered Class A and Class B common stock. Tell us what consideration you gave to presenting Class A common stock on a fully diluted "if converted" basis reflecting the conversion of Class
B common stock into Class A common stock.  We refer you to SFAS
128,
Earnings per Share, paragraphs 60 and 61 and EITF 03-6,
Participating
Securities and the Two-Class Method under FASB Statement No. 128, paragraph 1.

Note 1.  Google Inc. and Summary of Significant Accounting
Policies,
page 77

Revenue Recognition, pages 77-78
20. Your advertising revenue recognition policy focuses on how you determine the delivery criterion is met, i.e. that services have been rendered.  Tell us how you evaluate and how your disclosure
addresses
the other basic criteria of SAB Topic 13, Revenue Recognition, when
determining that revenue is realized or realizable and earned.
21. For your search services that are included with certain of your
AdSense agreements you disclose that you have separate units of accounting for search services and revenue share arrangements. Please tell us how these delivered items meet the separate unit of accounting criteria under paragraph 9 of EITF 00-21, Revenue Arrangements with Multiple Deliverables.
22. You disclose that you recognize revenue from fees from the sale
and license of your Search Appliance, which includes hardware, software and 12 to 24 months of postcontract support in accordance with Statement of Position 97-2, Software Revenue Recognition, as
amended.   Please tell us how you recognize revenue and have
established VSOE of fair value for the deliverables in arrangements where the fee is not recognized ratably over the term of the post-contract support arrangement.
23. Your disclosure on page 10 indicates you charge a $5.00 sign-up fee for becoming an AdWords advertiser. Tell us when you recognize revenue from such up-front fees. In this respect, tell us your consideration of SAB Topic 13, Section A.3.f when determining the appropriate time to recognize such fees. In addition, tell us your consideration of disclosing your accounting policy for such up-front fees pursuant to SAB Topic 13.B.

Accounting for the Costs of Computer Software Developed or Obtained for Internal Use and Sold to Others
24. Your disclosure on pages 46 and 52 indicates you incur research and development costs related to your systems infrastructures. You also disclose that you sell software related to your Search Appliance sales. It appears you incur costs of computer software developed or obtained for internal use as well as for sale to others. Please tell us how your accounting for such costs complies with SOP 98-1 Accounting for Costs of Computer Software for Internal Use and SFAS
86, Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed. In addition, tell us what consideration you gave to disclosures required by paragraph 41 of SOP 98-1, paragraph
13 of SFAS 2 paragraphs 11 and 12 of SFAS 86 and SOP 94-6.

Note 8.  Commitments and Contingencies, page 93

AdSense Agreements, page 94
25. Your disclosure states you enter into non-cancelable guaranteed minimum revenue guarantees in connection with your AdSense agreements. Tell us whether you apply the recognition and measurement provisions of FIN 45, Guarantor`s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to such agreements pursuant to paragraphs
8 through 12 of FIN 45. In addition, tell us whether the application of FIN 45-3, Application of FASB

Interpretation No. 45 to Minimum Revenue Guarantees Granted to a
Business or Its Owners, will impact your accounting.

Other Legal Matters, page 95
26. We note your disclosure that certain companies have filed trademark infringement and copyright claims against you. Tell us what consideration you gave to disclosing the information required by
SFAS 5, Accounting for Contingencies, paragraphs 9 and 10 for each claim. For example, your disclosure states you have been held liable for certain trademark infringement and related claims in France. However, you do not provide disclosure with respect to the nature of the individual claims, the amount to which you are liable, whether an accrual has been made, or the amount of accrual, if applicable.
In
addition, please explain why for ongoing claims for which you are currently in litigation and an accrual has not been made, you do not disclose an estimate of the possible loss or range of loss or state that such an estimate cannot be made.
27. We note, based on your disclosure on pages 49 and 53, a class-action lawsuit has been filed against you that will require you to issue AdWord credits for a total of up to $90 million. Tell us what consideration you gave to providing footnote disclosure of this loss contingency pursuant to SFAS 5, paragraph 9 or 10 and whether you have accrued an estimated loss from this loss contingency pursuant to
SFAS 5, paragraph 8. In addition, we note you will most likely expense attorney fees in the first quarter of 2006. Tell us your accounting policy for legal costs expected to be incurred in connection with a loss contingency and your consideration for disclosing such policy; we refer you to EITF Topic No. D-77, Accounting for Legal Costs Expected to Be Incurred in Connection with a Loss Contingency.

Note 13.  Information about Geographic Areas, page 99
28. Clarify how you determined that you have one operating segment based on the guidance of SFAS 131, Disclosures about Segments of an
Enterprise and Related Information, paragraphs 10 through 15. In this respect, we note your chief operating decision-makers review the results of your geographic regions for purposes of allocating resources and evaluating financial performance. Therefore, it appears that your geographic regions are components of your enterprise that meet the definition of separate operating segments pursuant to SFAS 131, paragraph 10. If this is correct, tell us why you believe the absence of segment managers would require you to aggregate your operating segments into one segment.





Note 14.  Subsequent Events, page 100

Investment in America Online, Inc., page 100
29. We note your disclosure, "At the time [you] entered into the Letter Agreement, [you] also agreed to enter into certain arms-length commercial agreements with AOL pursuant to the Letter Agreement." Explain the main provisions of these commercial agreements and tell us your consideration for disclosing such provisions. In addition, we cannot locate the Letter Agreement in your exhibits. Please refer us to the exhibit number or file the Letter Agreement as an exhibit accordingly.

Forms 10-Q for the Quarterly Periods Ended March 31, 2005, June
30,
2005, September 30, 2005 and Form 8-K filed January 31, 2006

Provision for Income Taxes

Prior Comment Number 1
30. We note the portion of your response addressing your effective rate for the first quarter of 2005, which states, in part, that you determined the reduction to your provision for income taxes resulting from disqualifying dispositions of certain incentive stock options was considered a "significant unusual or infrequently occurring item" as set forth in paragraph 5.a of FASB Interpretation No. 18, Accounting for Income Taxes in Interim Periods. Please clarify how you determined that these tax benefits are unusual in nature or occur infrequently. As part of your response, please address the following:

* If you determined that these tax benefits are unusual in nature, clarify how the criteria of paragraphs 20.a and 21 of APB Opinion No.
30, Reporting the Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and
Infrequently Occurring Events and Transactions, have been met. Specifically, explain why you believe the accounting for tax benefits from disqualifying dispositions of incentive stock options is clearly unrelated to, or only incidentally related to, your ordinary and typical activities when it appears that you use share-based payments as a significant means to compensate employees.

* If you determined that these tax benefits occur infrequently, clarify how the criteria of paragraphs 20.b and 22 of APB Opinion No.
30 have been met. In this respect, we note your disclosure on page
66 of your Form 10-K for the fiscal year ended December 31, 2005, which indicates that you have accounted for the impact of disqualifying dispositions in fiscal year 2004 and 2005, not just in the first quarter of fiscal year 2005.
31. We note your response, which indicates, in part, your internal projections of your effective rate fluctuated between 27% and 28% through the third quarter of 2005. We further note your actual effective rate through the six months ended June 30, 2005 was approximately 25.2%. Clarify why you did not revise your rate at the end of the second quarter of 2005 to reflect your best current estimate of the annual effective rate pursuant to FASB Interpretation
No. 18, paragraph 8.
32. We note the reconciliation of your estimated annual effective rate of approximately 28%, based on third quarter 2005 internal forecast, to your actual rate of 31.6%. Your response indicates, a portion of the increase in your 2005 effective rate was caused by actual revenues in the U.S. and spending in Ireland being higher than forecasted and actual spending in the U.S being less than forecasted.
Your response further states that these factors ultimately resulted in a 160 basis point increase in your effective tax rate for the year compared to the rate you forecasted in the third quarter 2005. Clarify whether the full impact of the 160 basis point increase was the result of fourth quarter 2005 actual revenues and spending.
If
not, clarify why your annual estimate of such revenues and spending were not revised at the end of the third quarter for actual results through the nine-months ended September 30, 2005.
33. We note the portion of your response indicating that you recorded a liability to provide for likely settlements with the Internal Revenue Service. Tell us your consideration of the disclosure requirements of SFAS 5, paragraphs 9 through 12, for this and other income tax contingencies, as applicable. In addition, please tell us what consideration you have given to the FASB`s July 14, 2005 Proposed Interpretation - Accounting for Uncertain Tax Positions - An
Interpretation of FASB Statement No. 109 in accounting for any uncertain tax positions.

Forms 8-K filed January 31, 2006 and April 20, 2006

Prior Comment Number 2
34. We note your response to prior comment number 2 and your revised non-GAAP financial measure disclosure provided in Exhibit A. It is not clear that you have adequately addressed the usefulness of your non-GAAP measure presented. Note, Question 8 of the Frequently Asked
Questions Regarding the Use of Non-GAAP Financial Measures states, "companies must meet the burden of demonstrating the usefulness of any measure that excludes recurring items." Therefore, you must either demonstrate the usefulness of each non-GAAP measure or eliminate such measures from your disclosure based on this guidance.
In this respect, please address the following specific items noted in your disclosure:

* We note your revised disclosure, which states that your non-GAAP financial measures provide meaningful information by excluding certain expenses and expenditures that many not be indicative of your
"core business operating results, meaning the Company`s operating performance from a cash perspective." Please clarify why you believe that your non-GAAP financial measures provide your "operating performance from a cash perspective" when such measures currently exclude two "one-time" expenditures that have or will be settled in cash and only excludes one non-cash expense, namely, stock-based compensation. Further, please explain why such disclosure does not give the impression that your non-GAAP financial measures provide your results on a cash basis.

* Please further clarify why you believe that your "core business operating results" do not include stock based-compensation expense as they result from your operations. In this respect, your disclosure indicates that you believe excluding the impact of stock-based compensation expense is useful as it allows your management and investors to compare your core business results over multiple periods in a manner that is not distorted by your recent adoption of SFAS 123R. Clarify why you believe that including the impact of a required GAAP pronouncement provides a "distorted" view of your financial results. Please explain why such a statement does not provide the impression that your non-GAAP measures are superior to your results determined in accordance with GAAP. Further, such a statement may imply that you are using non-GAAP financial measures in attempt to smooth earnings. We refer you to Questions 8 and 9 of the
June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures.

* We note you eliminate stock-based compensation from several financial statement captions. It is not clear how management uses this non-GAAP information to conduct or evaluate its business in each of the areas of its operations. Stock-based compensation is a form of compensation similar to cash and is viewed as compensation by the recipients. If this form of compensation was removed from the recipients` overall compensation package, then how does management determine that an employees performance would remain unchanged such that it would not affect the Company`s overall operations? For instance, would the performance of an employee responsible for sales and marketing be changed if a portion of his or her compensation package were eliminated? If so, then why would management exclude this compensation in analyzing your business performance?

* Your disclosure indicates that you believe excluding the impact of stock-based compensation expense allows management and investors to better compare the Company`s results to those of your competitors. Clarify how your measure provides better comparability when the items excluded in your non-GAAP measures may be different than items excluded in competitors` non-GAAP measures. Therefore, please explain why this would not be a material limitation in your use of your non-GAAP measures, not a reason why the information is useful.
Schedule 14A

Certain Relationships and Related Transactions, page 30
35. Please provide all the information required by Item 404 of Regulation S-K. For example, we note that you have not discussed the perpetual license to the PageRank patent, which patent is held by Messrs. Brin and Page.

Executive Compensation, page 31
36. We direct your attention to the executive compensation table on page 31. Please revise your table to disclose executive compensation for the last three completed fiscal years. See Item 402(b)(1) of Regulation S-K.

Closing

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Chris White at (202) 551-3461 or Craig
Wilson,
Senior Assistant Chief Accountant at (202) 551-3226 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Werbitt at (202) 551-3456 or Anne H. Nguyen, Special Counsel, at (202) 551-3611 with any other questions.

								Sincerely,


								Barbara C. Jacobs
								Assistant Director



Eric Schmidt
Google Inc.
July 11, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE